United States

Securities and Exchange Commission

Washington, D.C. 20549

Form T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)   ☒

The Bank of New York Trust Company, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation or organization	(I.R.S. Employer
if not a U.S. national bank)	Identification Number)

700 South Flower Street	90017
Suite 500	(Zip code)
Los Angeles, California
(Address of principal executive offices)

John C. Hitt, Jr.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
(312) 845-3000

(Agent for Service)

Harley-Davidson Motorcycle Trust 2006-2

(Exact name of obligor as specified in its charter)

Delaware	Not yet received
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

c/o Wilmington Trust Company	19890-0001
Rodney Square North	(Zip code)
1100 North Market Street
Wilmington, DE
(Address of principal executive offices)

Motorcycle Contract Backed Notes,
Class A-1, Class A-2 and Class B

 (Title of the indenture securities)

Item 1.             General information. Furnish the following information as to the trustee:

(a)                                  Name and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS

Comptroller of the Currency
United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)                                 Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.             Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.       List of Exhibits.

1.                                       A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.                                       A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.                                       A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.                                       A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.                                       Not applicable.

6.                                       The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.                                       A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.                                       Not applicable.

9.                                       Not applicable.

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Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 19th day of May, 2006.

The Bank of New York Trust Company, N.A.

By:	/s/ Cynthia Davis
Name:	Cynthia Davis
Title:	Vice President

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EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION
OF

THE BANK OF NEW YORK TRUST COMPANY, N.A.
700 S. Flower Street, 2nd Floor
Los Angeles, California  90017

At the close of business March 31, 2006, published in accordance with Federal regulatory authority instructions.

Assets	Thousands of Dollars

Cash and balances due from depository institutions:

Noninterest-bearing balances and currency and coin	3,453

Interest-bearing balances	0

Securities:

Held-to-maturity securities	63

Available-for-sale securities	62,137

Federal funds sold and securities purchased under agreements to resell:

Federal funds sold	40,800

Securities purchased under agreements to resell	115,000

Loans and lease financing receivables:

Loans and leases held for sale	0

Loans and leases, net of unearned income	0

LESS: Allowance for loan and lease losses	0

Loans and leases, net of unearned income and allowance	0

Trading assets	0

Premises and fixed assets (including capitalized leases)	4,043

Other real estate owned	0

Investments in unconsolidated subsidiaries and associated companies	0

Assets	Thousands of Dollars

Intangible assets:

Goodwill	265,964

Other Intangible Assets	15,721

Other assets	37,548

Total Assets	544,729

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CONSOLIDATED REPORT OF CONDITION
OF

THE BANK OF NEW YORK TRUST COMPANY, N.A.
700 S. Flower Street, 2nd Floor
Los Angeles, California  90017

Liabilities	Thousands of Dollars

Deposits:

In domestic offices	1,891

Noninterest-bearing	1,891

Interest-bearing	0

Federal funds purchased and securities sold under agreements to repurchase:

Federal funds purchased	0

Securities sold under agreements to repurchase	0

Trading liabilities	0

Other borrowed money:

(includes mortgage indebtedness and obligations under capitalized leases)	58,000

Not applicable

Subordinated notes and debentures	0

Other liabilities	73,236

TOTAL LIABILITIES	133,127

Minority interest in consolidated subsidiaries	0

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Equity Capital	Thousands of Dollars

Perpetual preferred stock and related surplus	0

Common stock	1,000

Surplus	321,520

Retained earnings	89,351

Accumulated other comprehensive income	-269

Other equity capital components	0

Total equity capital	411,602

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	544,729

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I, Delia V. Dailo, Vice President of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Delia V. Dailo	)	Vice President

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Michael K. Klugman	)	President
Michael F. McFadden	)	MD
George Lagoa	)	MD

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